BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”)
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462

Item 2	Date of Material Change

May 16, 2006

Item 3	Press Release

Date of Issuance: May 16, 2006
Place of Issuance: Vancouver, British Columbia

The News Release was distributed through CCN Matthews, Market News and Stockwatch.

Item 4	Summary of Material Change

The Company announced that it has filed and mailed the Directors’ Circular in respect of the U.S. Gold Corporation offer.

Item 5	Full Description of Material Change

See attached News Release.

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Megan Cameron-Jones, Director and Corporate Secretary
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 16th day of May, 2006.

”Megan Cameron-Jones”
Signature

Megan Cameron-Jones
Name

Director & Secretary
Position

Vancouver, BC
Place of Declaration

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

White Knight Board of Directors Announces Filing and Mailing
of Directors’ Circular in Respect of U.S. Gold Offer

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
May 16, 2006

White Knight Resources Ltd. (“White Knight”) announces that it has filed its Directors’ Circular in response to the offer and take-over bid circular of U.S. Gold Corporation, US Gold Holdings Corporation and US Gold Canadian Acquisition Corporation for all of the outstanding common shares of White Knight. The Directors’ Circular is being mailed today to holders of White Knight’s issued and outstanding common shares.

At the present time, the Board of Directors makes no recommendation to shareholders regarding the Offer in the Directors’ Circular. While the Board is generally supportive of the business proposition of consolidating the land positions within the Cortez Trend, aggressively pursuing exploration programs, the enhanced trading liquidity and the stronger cash position for White Knight, based on advice from its financial and legal advisors, the Board is reserving judgment until issues are resolved with respect to the timing of the Offer, particularly with respect to the timing of receiving appropriate clearances from the United States Securities and Exchange Commission for the purpose of U.S. Gold proceeding with the Offer in a timely manner, and satisfactory due diligence on U.S. Gold can be completed.

In the interim, the Board intends to continue its dialogue with U.S. Gold with respect to the status of the conditions to the Offer and to continue to consider the Offer in light of their fiduciary duties. The Board expects to communicate its recommendation as soon as practicable once the timing of certain conditions of the Offer has been clarified.

About White Knight Resources Ltd. – White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), fifteen of which are located in the Cortez Trend.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Statements or information regarding objectives of the board of directors are forward-looking statements. The words “intends” and “expects” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of White Knight, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Except as required by law, White Knight expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.